Item 77D

Scudder Large Company Value Fund, a series of VALUE EQUITY TRUST

Scudder Large Company Value Fund changed its name-related investment strategy. Prior to April 1, 2002, the fund's strategy stated that the fund pursues its goal by investing at least 65% of net assets in common stocks and other equities of large U.S. companies (those with a market value of $1 billion or more).

The strategy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of large U.S. companies that are similar in size to the companies in the Russell 1000 Value Index.